

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2013

Scott W. Hamer
President and Chief Executive Officer
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, Illinois 60137

Re: **Community Financial Shares, Inc.**
        Registration Statement on Form S-1
        Filed January 29, 2013
        File No. 333-186269

Dear Mr. Hamer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Regulatory Matters, page 9

1. Revise the last two paragraphs to disclose what steps have been taken to comply with the regulatory actions and update as of the most recent practicable date. In addition, disclose how the private placement affects these actions.

Closing of the Investment, page 10

2. Revise to provide here and in the similarly titled discussion in the "Business" section:

   • a detailed description of the private placement transactions, including background information;

- the date consents were received approving the transaction; and

- expected changes to the company's management, organization and operations, particularly the capital ratios and the Bank's capital ratios.

Security Ownership of Certain Beneficial Owners and management, page 74

3. Revise to clarify in the table or the preceding paragraph that the common stock share amounts include the preferred stock, as if converted. We note this disclosure in the footnotes on the following page, and believe the disclosure should be clear from the table. Alternatively, the table may be expanded to include the preferred stock amounts and a total post-conversion amount.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michel Clampitt
Senior Counsel